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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 1)


                          Toreador Royalty Corporation
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                                (Name of Issuer)

                   Common Stock, par value $0.15625 per share
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                         (Title of Class of Securities)

                                    891041105
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                                 (CUSIP Number)

                             Janice V. Sharry, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5562
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 16, 1998
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec 240.13d-1(e), (f) or (g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP NO. 891041105

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    John Mark McLaughlin
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS

    PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]
    N/A
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           353,036(2)
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    353,036(2)
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               10   SHARED DISPOSITIVE POWER

                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     353,036
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

     N/A
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.8%(1)
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14   TYPE OF REPORTING PERSON

     IN
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(1)      Based on 5,160,671 shares of Common Stock issued and outstanding as of
         September 30, 1998, as disclosed in the Issuer's Form 10-Q for the quarter ended September 30, 1998 plus the assumed conversion of all of Series A Convertible Preferred Stock issued to Mr. McLaughlin into 62,500 shares of Common Stock.
(2) Includes 62,500 shares of Common Stock issuable upon conversion of shares of Series A Convertible Stock held by Mr. McLaughlin.


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     This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements Schedule 13D filed by John Mark McLaughlin, by furnishing the information set forth below. Unless set forth below, all previously reported Items are unchanged.

Item 2.  Identity and Background.

     Item 2 is hereby supplemented as follows:

         (f) Mr. McLaughlin is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is hereby supplemented as follows:

     The total amount of funds required by Mr. McLaughlin for the purchase of 10,00 shares of Series A Convertible Preferred Stock which is convertible into 62,500 shares of Common Stock was $250,000 and was obtained from personal funds.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is hereby amended in its entirety as follows:

     Item 5(a)

         Mr. McLaughlin beneficially owns 353,036 shares of Common Stock (which is approximately 6.8% of the outstanding shares of Common Stock as of September 30, 1998 based on information disclosed in the Issuer's Form 10-Q for the quarter ended September 30, 1998 assuming the conversion of Series A Preferred Stock issued to Mr. McLaughlin into 62,500 shares of Common Stock). As a result of being a party to that certain Stockholder Agreement (discussed in Item 4 and previously filed as Exhibit 1 to this Schedule 13D and incorporated herein by reference), entered into by and among the Fund, Graves, Lee, Gralee Partners and the General Partner; Mr. Peter Lawrence Falb, Mr. Edward Nathan Dane, Firethorn I Limited Partnership, the Hilary Bell Falb 1983 Trust, the Alison Forslund Falb 1985 Trust, the Forslund Irrevocable Trust, and Dane, Falb, Stone & Co., Inc. (collectively referred to as the "Dane Falb Persons"); and Mr. John V. Ballard, Mr. J. W. Bullion, Mr. Thomas P. Kellogg, Jr., Mr. John Mark McLaughlin, Mr. Peter R. Vig, and Mr. Jack L. Woods, Mr. McLaughlin may be deemed to have indirect beneficial ownership of, and shared voting power with respect to, an additional 44.5% (assuming the conversion of all Series A Convertible Preferred Stock owned by each of Mr. Falb, Mr. Lee and Mr. Kellogg) of the Company's shares of Common Stock, consisting of 885,800 shares of Common Stock beneficially owned by the Dane Falb Persons (17.1%) (as represented in their Schedule 13D/A filed with the Securities and Exchange Commission on July 30, 1998 plus an additional 2,500 shares of Common Stock as represented in Mr. Falb's Form 4 dated November 12, 1998, plus personal knowledge of Mr. Falb's purchase of Series A Convertible Preferred Stock convertible into an additional 25,000 shares of Common Stock and assuming the conversion of only Mr. Falb's Series A Convertible Preferred Stock), 222,924 shares of Common Stock beneficially owned by Mr. John V. Ballard, Mr. J. W. Bullion, Mr. Thomas P. Kellogg, Jr. and Mr. Jack L. Woods (4.3%) (as represented in the Issuer's definitive proxy material filed with the Securities and Exchange Commission on July 1, 1998, plus personal knowledge of Mr. Kellogg's purchase of Series A Convertible Preferred Stock convertible into 25,000 shares of Common Stock and assuming the conversion of only Mr. Kellogg's Series A Convertible Preferred Stock), 1,321,450 shares of Common Stock beneficially owned by Mr. Lee, Mr. Graves, the Fund, and Wilco (24.4%) (as represented in their jointly filed Amendment No. 7 to Schedule 13D filed with the Securities and Exchange Commission dated December 16, 1998, wherein they assume the conversion of Mr. Lee's Series A Convertible Preferred Stock into 250,000 shares of Common Stock) and no shares of Common Stock beneficially owned by Mr. Peter R. Vig (0.0%) (as represented in his Schedule 13D filed with the Securities and Exchange Commission on August 7, 1998).

     Item 5(b)

         Mr. McLaughlin has the sole power (and no shared power) to vote or direct the vote or to dispose of direct the disposition of 353,036 shares of Common Stock. As stated above, Mr. McLaughlin disclaims any beneficial ownership or shared voting or dispositive power of the other Stockholders' shares.

     Item 5(c)

         In the past sixty days, the only transaction by Mr. McLaughlin in the Common Stock was the purchase on December 9, 1998 of 10,000 shares of Series A Convertible Preferred Stock which is convertible into 62,500 shares of Common Stock. The purchase price for each share of Series A Convertible



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Preferred Stock was $25.00 (aggregate purchase price of $250,000). The Shares are convertible into Common Stock at any time at a conversion price of $4.00 per share of Common Stock.

     Item 5(d)

         No other person has any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock with respect to which this filing is made.

     Item 5(e)

         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is hereby amended in its entirety as follows:

     Mr. McLaughlin acquired 10,000 shares of Series A Convertible Preferred Stock (the "Preferred Stock") which is convertible into 62,500 shares of Common Stock pursuant to a Securities Purchase Agreement effective December 16, 1998 by and among the Issuer and the Purchasers party thereto (the "SPA"). Under the SPA, the Purchasers agreed to pay $25.00 per share of Preferred Stock. Each of the parties made certain standard representations and warranties in the SPA. Each Purchaser represented and warranted that he was an accredited investor as defined by Rule 501(a) of Regulation D in the SPA. Mr. McLaughlin is also a party to that certain Stockholder Agreement discussed in Item 4 (previously filed herewith and incorporated herein by reference).

     In conjunction with the SPA, the parties entered into a Registration Rights Agreement effective December 16, 1998, by and among the Issuer and the persons party thereto (the "RRA"). The RRA obligates the Issuer to file a Registration Statement with respect to the shares of Common Stock reserved for conversion of the Preferred Stock on Form S-3 within 90 days of demand by the holders of 26% of the outstanding Series A Convertible Preferred Stock. The RRA also contains a provision for piggyback registration. The Issuer is obligated to prepare and file certain reports with the Securities and Exchange Commission and to make "blue sky" filings where appropriate.

     The rights, preferences, privileges and restrictions of the Preferred Stock is set forth in the Certificate of Designation of Series A Preferred Stock (the "COD"). The COD provides for dividends paid at 9% of Stated Value (Stated Value equals $25.00 per share of Preferred Stock) which is payable, at the Issuer's option, in cash or in shares of Series A Convertible Preferred Stock. Upon dissolution, the holders of Preferred Stock have preference ahead of all holders of all other capital stock. The COD provides that the holders of Preferred Stock may convert their shares into shares of Common Stock at any time at a rate equal to the Stated Value divided by the Conversion Price ($4.00 per share of Common Stock). The conversion rate is adjusted to account for stock splits, stock dividends, mergers and similar transactions, under the COD. The Issuer must redeem the Preferred Stock outstanding on December 1, 2008 at the Stated Value and may redeem the stock at any time after December 1, 2001, subject to certain conditions.




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Item 7.  Material to be Filed as Exhibits.

     Item 7 is hereby supplemented as follows:

     2. Securities Purchase Agreement, effective December 16, 1998, among the Issuer and the Purchasers party thereto, filed as Exhibit 7.10 to Amendment No. 7 to the Schedule 13D of Lee Global Energy Funds, L.P. et al. in respect of the Issuer and incorporated herein by reference.

     3. Registration Rights Agreement, effective December 16, 1998, among the Issuer and the persons party thereto filed as Exhibit 7.11 to Amendment No. 7 to the Schedule 13D of Lee Global Energy Fund, L.P. et al. in respect of the Issuer and incorporated herein by reference.

     4. Certificate of Designation of Series A Convertible Preferred Stock of Toreador Royalty Corporation filed as Exhibit 7.12 to Amendment No. 7 to the
Schedule 13D of Lee Global Energy Fund, L.P. et al. in respect of the Issuer and incorporated herein by reference.


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    December 23, 1998

                                         /s/ JOHN MARK MCLAUGHLIN
                                        --------------------------------------
                                        John Mark McLaughlin